# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jumia Technologies AG, CIK 0001756708
CUSIP: 48138M105
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: SKALITZER STRASSE 104, Berlin, Germany (2M), 10997
Date of event which requires filing of this statement: 03/07/2025
Amends the filing with accession number 0001999371-24-009831
Filed by CIK 0000899108
Persons authorized to receive notices and communications: Alexandre Bernard Cyrus Ricard, 5, cours Paul Ricard, Paris, France (I0), 75008, 33 (0)1 41 00 41 00

## Reporting persons
- Pernod Ricard S.A. (CIK 0000899108): type of reporting person: other (OO); citizenship or place of organization: France (I0); source of funds: working capital (WC); sole voting power 0; shared voting power 15,393,839; sole dispositive power 0; shared dispositive power 15,393,839; aggregate amount beneficially owned 15,393,839 (6.3% of the class)
- Pernod Ricard Deutschland GmbH: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); source of funds: other (OO); sole voting power 0; shared voting power 15,393,839; sole dispositive power 0; shared dispositive power 15,393,839; aggregate amount beneficially owned 15,393,839 (6.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value
Name of issuer: Jumia Technologies AG
Address of issuer's principal executive offices: SKALITZER STRASSE 104, Berlin, Germany (2M), 10997
Comment:
This Amendment No. 2 amends and supplements the Schedule 13D originally filed by the Reporting Persons on April 15, 2019 and amended on August 9, 2024 (as so amended, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D") with respect to the ordinary shares, no par value (the "Ordinary Shares") of Jumia Technologies AG (the "Issuer"), a company incorporated under the laws of the Federal Republic of Germany. The Reporting Persons are filing this amendment to disclose its new percentage beneficial ownership in the Issuer, which has been decreased as a result of an increase in the outstanding shares of Ordinary Shares of the Issuer. The address of the principal executive office of the Issuer is Skalitzer Strasse 104, 10997 Berlin, Germany.

The Issuer's American Depositary Shares (the "ADSs"), each representing two Ordinary Shares, are listed on the New York Stock Exchange under the symbol "JMIA." The Reporting Persons beneficially own both Ordinary Shares and ADSs. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment: Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment and citizenship of each executive officer and director of Pernod Ricard S.A. and Pernod Ricard Deutschland GmbH.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons may be deemed to beneficially own 15,393,839 Ordinary Shares, consisting of 12,851,169 Ordinary Shares and 2,542,670 Ordinary Shares underlying ADSs, held directly by Pernod Germany, which collectively represent 6.3% of the issued and outstanding Ordinary Shares the Issuer. The percentage ownership was calculated based on 244,925,650 Ordinary Shares of the Issuer as of December 31, 2024, as reflected in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 7, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 15,393,839 Ordinary Shares that may be deemed to be beneficially owned by each of them. Each Reporting Person disclaims beneficial ownership of the reported Ordinary Shares except to the extent of such Reporting Person's pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission that the Reporting Persons constitute a "group" (within the meaning of Section 13(d)(3) of the Exchange Act).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated April 25, 2019, by and among Pernod Ricard S.A. and Pernod Ricard Deutschland GMBH (incorporated by reference to the Original Schedule 13D to this Schedule 13D filed by the Reporting Persons with the Commission on April 25, 2019).

99.2 Item 2(c) - Schedule 1

## Signatures
- Pernod Ricard S.A.: /s/ Anne-Marie Poliquin, Anne-Marie Poliquin/ EVP, Legal and Compliance (04/11/2025)
- Pernod Ricard Deutschland GmbH: /s/ Julien Hemard, Julien Hemard / Managing Director (04/11/2025)